SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

November 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Isabel Rivera

Re:	Energys Group Ltd.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted October 11, 2023
CIK 0001971828

Dear Ms. Rivera:

We represent Energys Group Ltd. (the “Company” or the “Registrant”) as U.S. counsel. We are submitting herewith Amendment No. 4 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated October 24, 2023 from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Amended Draft Registration Statement on Form F-1 submitted October 11, 2023

Risk Factors, page 11

1.	As previously requested in comment 3, please clearly disclose throughout the prospectus that the legal and operational risks associated with operating in China also apply to operations in Hong Kong, and remove disclosure that is inconsistent with this statement, such as in the risk factors on page 28 regarding the enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region and the limitations on legal protections in Hong Kong.

Response:

In response to this comment, the Registrant has added a risk factor on page 30 of the draft prospectus that states that the legal and operational risks of operating in China also apply to businesses operating in Hong Kong. In addition, the Registrant has revised the risk factors regarding limitations on our legal protections and regarding Hong Kong and China’s political and legal systems, both of which are on page 31, to state that recent developments with respect to the relationship between China and Hong Kong have resulted in the legal and operational risks of doing business in China also to apply to Hong Kong and has added similar disclosure to page 7 of the draft prospectus.

U.S. Securities and Exchange Commission November 20, 2023 Page 2

Bank Borrowings, page 43

2.	We acknowledge your response to comment 6. Please revise your disclosure to clarify, as applicable, (i) that the shareholder guarantor of your credit facilities is Tom Ko Yuen Lau and (ii) the relationship of that shareholder guarantor to your company, since we note that he is currently described in your prospectus as a former shareholder of Sky Shadow Limited. Please also revise to describe any conflicts of interest arising from these guarantees.

Response:

In response to this comment, we have clarified Tom Ko Yuen Lau’s relationship to the Company by revising the disclosure on page 45 (formerly page 43) to explain that he is both a longtime personal friend and mentor of Michael Lau and a former shareholder of Sky Shadow.

We do not see any conflict of interest arising from Tom Lau’s being a guarantor of the Company’s debt.

3.	Please clearly disclose the current interest rate as of the most recent date for the loans discussed in this section, for those loans where you have not disclosed a fixed rate but instead refer to the applicable current rate, a percentage added to prime, etc. Please also disclose the duration of the DBS Bank Banking Facility, the Standard Chartered Bank (Hong Kong) Limited loan, the China Citic Bank International Limited Facility Letter, and the GAI Facility.

Response:

In response to this comment, the Registrant has added additional disclosure to the descriptions of the banking facilities contained under the heading “Bank Borrowings” commencing on page 45 of the draft prospectus.

4.	The Standard Chartered Bank (Hong Kong) Limited loan facility filed as Exhibit 10.15 and your accompanying disclosure on page 45 of your prospectus is missing the material terms of the agreement (e.g., loan amount, maturity). Similarly, the 8% Promissory Notes filed as Exhibit 4.2 are missing their material terms as they have been filed as a “form of” promissory note. Please provide the executed versions of these agreements and ensure your prospectus disclosure provides a description of their material terms.

Response:

In response to this comment, the Registrant has added Exhibits 10.15.1, 10.15.2 and 10.15.3 to the Draft Registration Statement, which consist of the currently effective financing letters and repayment schedules for the three loans under the Standard Chartered Bank (Hong Kong) Limited loan facility submitted as Exhibit 10.15. In addition, the Registrant has added descriptions, including all material terms, of each of the three loans on page 47 of the draft prospectus.

With respect to the 8% Promissory Notes, the Registrant respectfully submits that all of the promissory notes are identical (except for personal information regarding the noteholders) to the “form of” submitted as Exhibit 4.2 to the Draft Registration Statement and that the Form of Amended and Restated Promissory Note submitted as Exhibit 4.2 contains all material terms of the Notes. In addition, all material terms of the Notes are described on page 45 of the Draft Registration Statement, including the approximate aggregate principal amount of the Notes. Accordingly, the Registrant respectfully submits that requiring submission of all 36 individual promissory notes is unnecessary and would be unduly burdensome on the Registrant.

U.S. Securities and Exchange Commission November 20, 2023 Page 3

Index to Consolidated Financial Statements, page F-1

5.	Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F pursuant to the requirements outlined within Item 4 of Form F-1.

Response:

The Registrant has included audited financial statements of the Company as of and for the year ended June 30, 2023 in Amendment 4 to the Draft Registration Statement and has included the June 30, 2023 financial data throughout the draft prospectus.

If you have any questions relating to the Draft Registration Statement, please contact Kevin Cox, the Registrant’s Chief Executive Officer, at his email address of kevin.cox@energysgroup.com, or Michael Lau, the Registrant’s Chief Financial Officer, at his email address of michael.lau@energysgroup.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schlueterintl.com. If you wish to speak with us, please feel free to call me at 303-292-3883 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Energys Group Ltd.
WWC, P.C.